                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G
                                   (RULE 13d-102)

              INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                             (AMENDMENT NO. 1)(1)


                            INFORMATION ADVANTAGE, INC.
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                                  (Name of Issuer)


                                    Common Stock
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                          (Title of Class of Securities)


                                     45669P101
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                                  (CUSIP Number)





-------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter the disclosures provided in a prior cover page.

     The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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                                      13G
CUSIP No.  45669P101                                        Page 2 of 5 Pages
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     1)   Name of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

          Pathfinder Venture Capital Fund III, A Limited Partnership Federal ID#: 41-1657147
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     2)   Check the Appropriate Box if a Member of a Group*

          (a) / /
          (b) / /

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     3)   SEC Use only

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     4)   Citizenship or Place of Organization

          Minnesota, U.S.A.
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Number         5)   Sole Voting Power
of
Shares              1,186,952
Beneficially        ---------------------------------------------------------
Owned          6)   Shared Voting Power
by
Each                -0-
Reporting           ---------------------------------------------------------
Person         7)   Sole Dispositive Power
With
                    1,186,952
                    ---------------------------------------------------------
               8)   Shared Dispositive Power

                    -0-
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     9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,186,952
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     10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares* / /

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     11)  Percent of Class Represented by Amount in Row 9

                    4.8%
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     12)  Type of Reporting Person*

                    PN
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* See Instructions Before Filling Out

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                                                            Page 3 of 5 Pages

ITEM 1 (a)     NAME OF ISSUER:

     Information Advantage, Inc.

ITEM 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     7905 Golden Triangle Drive, Suite 190
     Eden Prairie, MN  55344-7227

ITEM 2 (a)     NAME OF PERSON FILING

     Brian P. Johnson as a General Partner of the General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership.

     The General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership is Pathfinder Partners III.

     The Partners of Pathfinder Partners III are:

     Eugene J. Fischer
     Jack K. Ahrens, II
     Marvin Bookin
     Norman Dann
     Andrew J. Greenshields
     Brian P. Johnson
     J. Todd Johnson
     Barbara L. Santry
     Gary A. Stoltz

ITEM 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     7300 Metro Blvd. Suite 585
     Minneapolis, MN  55439

ITEM 2 (c)     CITIZENSHIP:

     Minnesota, U.S.A.

ITEM 2 (d)     TITLE OF CLASS OF SECURITIES:

     Common Stock, $0.01 par value

ITEM 2 (e)     CUSIP NUMBER

     45669P101

ITEM 3:

     Not applicable

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                                                             Page 4 of 5 Pages

ITEM 4    OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount beneficially owned:                                   1,186,952
     (b) Percent of class                                                  4.8%
     (c) Number of shares as to which such person has:
         (1) Sole power to vote or to direct the vote                 1,186,952
         (2) Shared power to vote or to direct the vote                     -0-
         (3) Sole power to dispose or to direct the disposition of    1,186,952
         (4) Shared power to dispose or to direct the disposition of        -0-

     Shareholder                            Shares         Pct.      Notes
     -------------------------------        ----------     ----      ------
     Pathfinder Venture Capital
         Fund III, A Limited Partnership    1,186,952      4.8%

     Andrew J. Greenshields                       500      0.0          1

     NOTES:

     1. Excludes shares owned by Pathfinder Venture Capital Fund III, A Limited Partnership, and has no beneficial interest in the shares except proportional pecuniary interest in the Partnership.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
     than five percent of the class of securities, check the following.   (X)

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership has the power to direct dividends and proceeds of sales (See 2a above).

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not applicable

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

     Not applicable

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                                                              Page 5 of 5 Pages

ITEM 10   CERTIFICATION:

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

Pathfinder Venture Capital Fund III, A Limited Partnership
By:  Pathfinder Partners III, as the General Partner

By: /s/ Brian P. Johnson
    -------------------------
    Brian P. Johnson
    A General Partner